Exhibit 99.1

Tims China Announces First Quarter 2023 Financial Results

Total Revenues Increased 49.8% Year-over-Year for the First Quarter 2023

31 Net New Store Openings in the First Quarter,

648 System-Wide Stores at Quarter-End

12.4 Million Registered Loyalty Club Members at Quarter-End,

Represents 79.3% Year-over-Year Growth

Adjusted Store EBITDA Margin Increased 13.8 Percentage Points from the First Quarter
2022 to 1.9%

Continued Recovery: 8.0% Same-store Sales Growth for Company Owned and Operated
Stores in the First Quarter 2023, Including 17.1% in February and 19.4% in March

SHANGHAI and NEW YORK, May 30, 2023 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops and Popeyes restaurants in China (“Tims China” or the “Company”) today announced its unaudited financial results for the first quarter 2023.

FIRST QUARTER 2023 HIGHLIGHTS

•	Total revenues were RMB336.5 million (USD49.0 million), representing a 49.8% increase from the same quarter of 2022.

•	Net new store openings totaled 31 (4 company owned and operated stores and 27 franchised stores).

•	Adjusted store EBITDA[1] was RMB6.0 million (USD0.9 million), compared to a loss of RMB25.0 million in the same quarter in 2022.

•	Adjusted store EBITDA margin[2] was 1.9%, representing an increase of 13.8 percentage points from the same quarter in 2022.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, commented, “We are pleased to have set a new record for quarterly revenues while achieving positive adjusted store EBITDA in the first quarter of 2023. Despite the difficult circumstances brought by the high number of COVID-19 infection cases across the country in January, our team’s diligence, continuous innovation and creative marketing contributed to our strong recovery with customer demand returning after the Chinese New Year, as evidenced by 17.1% and 19.4% same-store sales growth for company owned and operated stores in February and March, respectively.”

1 Adjusted store EBITDA is calculated as fully-burdened gross profit3 of company owned and operated stores excluding depreciation & amortization and store pre-opening expenses.

2 Adjusted store EBITDA margin is calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

3 Fully-burdened gross profit of company owned and operated stores, the most comparable GAAP measure to adjusted store EBITDA, was a loss of RMB35.9 million (USD5.2 million) for the three months ended March 31, 2023, compared to a loss of RMB65.5 million in the same quarter of 2022.

Mr. Lu continued, “We have also accelerated the development of our franchised stores, especially with our partner Sinopec Easy Joy, the largest convenience store network in China with over 27,800 locations, through the rapid expansion of Tims Express, our most compact store format, and are on track to surpass 1,000 system-wide stores by year-end. We would like to sincerely thank our loyalty club members, numbered at 12.4 million as of March 31, 2023 and ever-growing. Their unwavering support has been a constant source of inspiration, encouraging us to strengthen the reputation of our brand and to deliver high-quality products and services through offering true local relevance, continuous innovation, genuine community, and absolute convenience.”

Mr. Lu added, “During the first quarter of 2023, we continued to execute our differentiated ‘Coffee Plus’ growth strategy by offering creative and customized beverage and food combos and add-ons at compelling values throughout the day. This initiative has been highly successful and has enabled us to further improve our labor efficiency and capital expenditure utilization; the percentage of orders with food increased from 41.0% in the first quarter of 2022 to 44.2% in the first quarter of 2023. On new product launches, ‘Avocado Fresh Coconut Cold Brew Coffee’, ‘Almond Caffè Latte’, ‘Double-Double Latte’, ‘Pork Floss Mochi Croissant’, and “Everything Waffle” were among our top-selling products during the quarter.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “Our top-line revenues for the first quarter of 2023 increased by 49.8% and our adjusted store EBITDA margin improved by 13.8 percentage points year-over-year. We continue strengthening our digital capabilities in order to capture the growing demand from our delivery and takeaway services. As a result, the number of delivery and takeaway orders in the first quarter of 2023 increased by 74.2% from the same quarter in 2022. Concurrently, with the end of ‘zero-COVID control measures’ by the PRC government authorities in December 2022, we attracted more dine-in customers who enjoyed our welcoming environment. As a result, the number of dine-in customers increased by 125.8% from March 2022 to March 2023.”

Mr. Li continued, “Looking forward, our top near-term financial priorities are to continue to deliver robust revenue growth, to improve profitability at both the store- and corporate-level, and to achieve operating cash flow breakeven. By leveraging Tims China’s brand influence and positive consumer perception with growing customer recognition and loyalty, continuous innovation, ever-expanding store network, and disciplined execution, we expect to further optimize our cost structure, improve operational efficiency, and achieve greater economies of scale.”

FIRST QUARTER 2023 FINANCIAL RESULTS

Total revenues reached RMB336.5 million (USD49.0 million) for the three months ended March 31, 2023, representing an increase of 49.8% from RMB224.7 million in the same quarter of 2022. Total revenues comprise:

•	Revenues from company owned and operated stores were RMB310.5 million (USD45.2 million) for the three months ended March 31, 2023, representing an increase of 47.1% from RMB211.0 million in the same quarter of 2022. The growth was primarily driven by an increase in the number of company owned and operated stores from 403 as of March 31, 2022 to 551 as of March 31, 2023 and an 8.0% same-store sales growth for company owned and operated stores in the first quarter of 2023.

•	Other revenues were RMB26.0 million (USD3.8 million) for the three months ended March 31, 2023, representing an increase of 91.2% from RMB13.6 million in the same quarter of 2022. The growth was primarily attributable to the rapid expansion of our e-commerce business and an increase in franchise fees and revenues from other franchise support activities, which was attributable to an increase in the number of franchised stores from 21 as of March 31, 2022 to 97 as of March 31, 2023.

Company operated store costs and expenses were RMB336.5 million (USD49.0 million) for the three months ended March 31, 2023, representing an increase of 24.6% from RMB270.2 million in the same quarter of 2022. Company operated store costs and expenses comprise:

•	Food and packaging expenses were RMB111.3 million (USD16.2 million), representing an increase of 60.0% from RMB69.6 million, in line with our revenue growth and store network expansion. Food and packaging costs as a percentage of revenues from company owned and operated stores increased by 2.9 percentage points from 33.0% in the first quarter of 2022 to 35.9% in the first quarter of 2023 as we offered higher sales discount and promotional activities to our customers.

•	Rental and property management fee were RMB71.4 million (USD10.4 million), representing an increase of 22.3% from RMB58.4 million, mainly due to the increase in the number of company owned and operated stores from 403 as of March 31, 2022 to 551 as of March 31, 2023. Rental and property management fee as a percentage of revenues from company owned and operated stores decreased by 4.7 percentage points from 27.7% in the first quarter of 2022 to 23.0% in the first quarter of 2023.

•	Payroll and employee benefits expenses were RMB73.0 million (USD10.6 million), representing an increase of 1.6% from RMB71.8 million, in line with our revenue growth and store network expansion. Payroll and employee benefits as a percentage of revenues from company owned and operated stores decreased by 10.5 percentage points from 34.0% in the first quarter of 2022 to 23.5% in the first quarter of 2023, primarily due to the refined staffing arrangement of our store operation personnel and optimization of our labor structure, including hiring more part-time employees.

•	Delivery costs were RMB22.8 million (USD3.3 million), representing an increase of 53.6% from RMB14.8 million, due to increased home-delivery orders. Delivery costs as a percentage of revenues from company owned and operated stores increased by 0.3 percentage points from 7.0% in the first quarter of 2022 to 7.3% in the first quarter of 2023.

•	Other operating expenses were RMB25.1 million (USD3.7 million), representing a decrease of 15.5% from RMB29.7 million, due to our continuous efforts to optimize our cost structure and drive operating leverage through revenue growth and store network expansion. Other operating expenses as a percentage of revenues from company owned and operated stores decreased by 6.0 percentage points from 14.1% in the first quarter of 2022 to 8.1% in the first quarter of 2023.

•	Store depreciation and amortization were RMB33.0 million (USD4.8 million), representing an increase of 27.4% from RMB25.9 million, driven by an increase in the number of company owned and operated stores from 403 as of March 31, 2022 to 551 as of March 31, 2023. Store depreciation and amortization as a percentage of revenues from company owned and operated stores decreased by 1.6 percentage points from 12.2% in the first quarter of 2022 to 10.6% in the first quarter of 2023.

Cost of other revenues was RMB18.9 million (USD2.7 million) for the three months ended March 31, 2023, representing an increase of 114.9% from RMB8.8 million in the same quarter of 2022, which was primarily driven by an increase in the number of franchised stores from 21 as of March 31, 2022 to 97 as of March 31, 2023, and the incurrence of cost of product sales related to our e-commerce business during the first quarter of 2023. Cost of other revenues as a percentage of other revenues increased by 8.0 percentage points from 64.5% in the first quarter of 2022 to 72.5% in the first quarter of 2023.

Marketing expenses were RMB18.3 million (USD2.7 million) for the three months ended March 31, 2023, representing an increase of 44.1% from RMB12.7 million in the same quarter of 2022, which was primarily attributable to the increase in the number of our system-wide stores from 424 as of March 31, 2022 to 648 as of March 31, 2023. Marketing expenses as a percentage of total revenues decreased by 0.3 percentage points from 5.7% in the first quarter of 2022 to 5.4% in the first quarter of 2023.

General and administrative expenses were RMB70.6 million (USD10.3 million) for the three months ended March 31, 2023, representing an increase of 39.8% from RMB50.5 million in the same quarter of 2022, which was primarily due to: (i) increased payroll and employee benefits as a result of growing headcount; and (ii) increased share-based compensation expenses recognized. Adjusted general and administrative expenses, which excludes share-based compensation expenses of RMB3.2 million (USD0.5 million), were RMB67.5 million (USD9.8 million). Adjusted general and administrative expenses as a percentage of total revenues decreased by 2.5 percentage points from 22.5% in the first quarter of 2022 to 20.0% in the first quarter of 2023. For more information on the Company’s non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB11.9 million (USD1.7 million) for the three months ended March 31, 2023, representing an increase of 52.0% from RMB7.8 million in the same quarter of 2022, which was primarily driven by the increase in the number of our system-wide stores from 424 as of March 31, 2022 to 648 as of March 31, 2023. Franchise and royalty expenses as a percentage of total revenues remained flat at 3.5% in the first quarters of 2022 and 2023.

As a result of the foregoing, operating loss was RMB130.4 million (USD19.0 million) for the three months ended March 31, 2023, compared to RMB134.9 million in the same quarter of 2022.

Adjusted Corporate EBITDA was a loss of RMB74.6 million (USD10.9 million) for the three months ended March 31, 2023, compared to a loss of RMB83.5 million in the same quarter of 2022. Adjusted Corporate EBITDA margin was negative 22.2% in the first quarter of 2023, representing an improvement of 15.0 percentage points from negative 37.2% in the first quarter of 2022.

Net loss was RMB174.5 million (USD25.4 million) for the three months ended March 31, 2023, compared to RMB151.3 million for the same quarter of 2022. Adjusted net loss was RMB117.1 million (USD17.1 million) for the three months ended March 31, 2023, compared to RMB116.7 million for the same quarter of 2022. Adjusted net loss margin was negative 34.8% in the first quarter of 2023, representing an improvement of 17.2 percentage points from negative 52.0% in the first quarter of 2022.

Basic and diluted net loss per ordinary share was RMB1.25 (USD0.18) in the first quarter of 2023, compared to RMB1.21 in the first quarter of 2022. Adjusted basic and diluted net loss per ordinary share was RMB0.84 (USD0.12) in the first quarter of 2023, compared to RMB0.93 in the first quarter of 2022.

Liquidity

As of March 31, 2023, the Company’s total cash and cash equivalents and short-term investments were RMB613.6 million (USD89.3 million), compared to RMB611.5 million as of December 31, 2022. The change was primarily attributable to proceeds from bank borrowings, offset by the cash disbursements as a result of the rapid expansion of our business and store network nationwide.

KEY OPERATING DATA

	For the three months ended or as of
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,
	2021	2021	2021	2021	2022	2022	2022	2022	2023
Total stores	159	217	280	390	424	440	486	617	648
Company owned and operated stores	150	206	268	373	403	419	454	547	551
Franchised stores	9	11	12	17	21	21	32	70	97
Same-store sales growth for system-wide stores	41.6%	26.5%	6.5%	8.2%	4.4%	-6.1%	8.1%	-8.0%	7.5%
Same-store sales growth for company owned and operated stores	40.3%	25.5%	6.6%	8.8%	5.5%	-5.3%	7.5%	-7.1%	8.0%
Registered loyalty club members (in thousands)	2,947	3,865	4,770	5,969	6,907	7,532	8,862	11,250	12,386
Adjusted store EBITDA (Renminbi in thousands)	(1,834)	7,545	5,285	8,780	(25,011)	(43,787)	15,325	12,796	6,002
Adjusted store EBITDA margin	-1.8%	5.8%	3.0%	4.1%	-11.9%	-26.6%	5.3%	4.7%	1.9%

KEY DEFINITIONS

•	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

•	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

•	Adjusted store EBITDA. Calculated as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses.

•	Adjusted store EBITDA margin. Calculated as adjusted store EBITDA as a percentage of revenues from company owned and operated stores.

•	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to an Equity Support Agreement (“ESA”) dated March 8, 2022, as amended with us (the “ESA Offering Costs”), and expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”).

•	Adjusted corporate EBITDA. Calculated as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets and loss on disposal of property and equipment.

•	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

•	Adjusted net loss. Calculated as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities.

•	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

•	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share.

RECENT BUSINESS DEVELOPMENTS

On May 12, 2023, Tims China announced that it had commenced an exchange offer and consent solicitation relating to its outstanding public warrants and private placement warrants. The purpose of the warrant exchange offer and consent solicitation is to simplify the Company’s capital structure and reduce the potential dilutive impact of the warrants, thereby providing the Company with more flexibility for financing its operations in the future.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) adjusted store EBITDA as fully-burdened gross profit of company owned and operated stores excluding depreciation and amortization, and store pre-opening expenses; (ii) adjusted store EBITDA margin as adjusted store EBITDA as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, and expenses related to the Option Shares; (iv) adjusted corporate EBITDA as operating loss excluding store pre-opening expenses, and certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets and loss on disposal of property and equipment; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss excluding store pre-opening expenses, share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, expenses related to the Option Shares, impairment losses of long-lived assets, loss on disposal of property and equipment, changes in fair value of convertible notes, changes in fair value of warrant liabilities; and changes in fair value of ESA derivative liabilities; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes adjusted store EBITDA, adjusted store EBITDA margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors' overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of GAAP and Non-GAAP Results.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8676 to USD1.00, the exchange rate in effect on March 31, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

PRE-RECORDED PRESENTATION

The Company will host a pre-recorded presentation that will be available beginning at Tuesday, May 30, 2023, at 8:00 pm Eastern Time (or Wednesday, May 31, 2023, at 8:00 am Beijing Time) from the Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisee of Tim Hortons coffee shops in mainland China, Hong Kong and Macau and Popeyes restaurants in mainland China and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The company’s philosophy is rooted in world-class execution and data-driven decision making and centered on true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit ir.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Tims China Investor Relations:

IR@timschina.com

ICR, LLC

TimsChinaIR@icrinc.com

Public Relations

ICR, LLC

TimsChinaPR@icrinc.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2022	March 31，2023 （Unaudited）
	RMB	RMB	US$
ASSETS
Current assets:
Cash	239,077	364,570	53,086
Short term investment	372,376	249,000	36,257
Accounts receivable, net	5,617	11,263	1,640
Inventories	71,468	71,271	10,378
Prepaid expenses and other current assets	108,275	115,520	16,821
Total current assets	796,813	811,624	118,182

Non-current assets:
Property and equipment, net	720,036	742,644	108,137
Intangible assets, net	96,018	130,874	19,057
Operating lease right-of-use assets	946,873	913,909	133,075
Other non-current assets	82,270	80,363	11,702
Total non-current assets	1,845,197	1,867,790	271,971
Total assets	2,642,010	2,679,414	390,153

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	407,807	451,907	65,803
Accounts payable	105,673	108,503	15,799
Contract liabilities	22,122	23,562	3,431
Amount due to related parties	22,485	34,018	4,953
Derivative financial liabilities	269,251	151,177	22,013
Lease liability-current	180,468	179,662	26,161
Other current liabilities	310,456	311,940	45,422
Total current liabilities	1,318,262	1,260,769	183,582

Non-current liabilities:
Long-term bank borrowings	8,800	7,770	1,131
Convertible notes, at fair value	354,080	366,262	53,332
Contract liabilities - non-current	3,311	3,257	474
Derivative financial liabilities - non-current	19,083	77,100	11,227
Lease liability-non-current	820,249	788,089	114,755
Other non-current liabilities	7,921	74,137	10,795
Total non-current liabilities	1,213,444	1,316,615	191,714
Total liabilities	2,531,706	2,577,384	375,296

Shareholders’ equity:
Ordinary Shares (US$0.00000939586994067732 par value, 500,000,000 shares authorized, 160,648,112 and 149,181,538 shares issued as of March 31, 2023 and December 31, 2022, respectively and 152,105,129 and 140,938,555 shares outstanding as of March 31, 2023 and December 31, 2022, respectively)	9	9	1
Additional paid-in capital	1,472,015	1,639,069	238,667
Accumulated losses	(1,380,173)	(1,555,058)	(226,434)
Accumulated other comprehensive income	16,999	16,123	2,348
Treasury shares (8,542,983 and 8,242,983 ordinary shares as of March 31, 2023 and December 31, 2022, respectively)	-	-	-
Total equity attributable to shareholders of the Company	108,850	100,143	14,582
Non-controlling interests	1,454	1,887	275
Total shareholders’ equity	110,304	102,030	14,857

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ equity	2,642,010	2,679,414	390,153

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Revenues:
Company owned and operated stores	211,045	310,451	45,205
Other revenues	13,612	26,028	3,790
Total revenues	224,657	336,479	48,995

Costs and expenses, net:
Company owned and operated stores
Food and packaging (including cost of Company owned and operated stores from transactions with a related party of RMB12,104,853 and RMB5,880,992 for the three months ended March 31, 2023 and 2022, respectively)	69,571	111,326	16,210
Rental and property management fee	58,366	71,410	10,398
Payroll and employee benefits	71,799	72,960	10,624
Delivery costs	14,834	22,782	3,318
Other operating expenses (including service fee from transactions with a related party of RMB150,000 and RMB100,000 for the three months ended March 31, 2023 and 2022, respectively)	29,697	25,088	3,653
Store depreciation and amortization	25,888	32,974	4,801
Company owned and operated store costs and expenses	270,155	336,540	49,004

Costs of other revenues	8,782	18,868	2,747
Marketing expenses	12,701	18,303	2,665
General and administrative expenses	50,507	70,620	10,286
Franchise and royalty expenses (including franchise and royalty expenses from transactions with a related party of RMB10,802,069 and RMB7,036,697 for the three months ended March 31, 2023 and 2022, respectively)	7,830	11,905	1,734
Other operating costs and expenses	2,513	5,572	811
Loss on disposal of property and equipment	5,403	896	130
Impairment losses of long-lived assets	1,892	4,418	643
Other income	214	226	33
Total costs and expenses, net	359,569	466,896	67,987

Operating loss	(134,912)	(130,417)	(18,992)

Interest income	186	2,023	295
Interest expenses	(2,620)	(4,336)	(631)
Foreign currency transaction loss	(1,232)	(1,788)	(260)
Changes in fair value of convertible notes	(12,684)	(14,272)	(2,078)
Changes in fair value of warrant liabilities	-	(58,184)	(8,472)
Changes in fair value of ESA derivative liabilities	-	32,523	4,736

Loss before income taxes	(151,262)	(174,451)	(25,402)
Income tax expenses	-	-	-
Net loss	(151,262)	(174,451)	(25,402)

Less: Net Loss attributable to non-controlling interests	(646)	433	63
Net Loss attributable to shareholders of the Company	(150,616)	(174,884)	(25,465)
Basic and diluted loss per Ordinary Share	(1.21)	(1.25)	(0.18)

Net loss	(151,262)	(174,451)	(25,402)

Other comprehensive income
Fair value changes of short-term inverstment	-	700	102
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	(330)	(2,607)	(380)
Foreign currency translation adjustment, net of nil income taxes	485	1,029	150

Total comprehensive loss	(151,107)	(175,329)	(25,530)

Less: Comprehensive loss attributable to non- controlling interests	(646)	433	63
Comprehensive loss attributable to shareholders of the Company	(150,461)	(175,762)	(25,593)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net cash used in operating activities	(119,055)	(85,360)	(12,429)
Net cash provided by/(used in) investing activities	(124,264)	50,238	7,315
Net cash provided by financing activities	64,692	163,983	23,878
Effect of foreign currency exchange rate changes on cash	(2,369)	(3,368)	(491)
Net decrease in cash	(180,996)	125,493	18,273
Cash at beginning of the period	390,837	239,077	34,812
Cash at end of the period	209,841	364,570	53,086

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Adjusted store EBITDA and adjusted store EBITDA margin

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Revenues - company owned and operated stores	211,045	310,451	45,205
Food and packaging costs - company owned and operated stores	(69,571)	(111,326)	(16,210)
Rental expenses - company owned and operated stores	(58,366)	(71,410)	(10,398)
Payroll and employee benefits - company owned and operated stores	(71,799)	(72,960)	(10,624)
Delivery costs - company owned and operated stores	(14,834)	(22,782)	(3,318)
Other operating expenses - company owned and operated stores	(29,697)	(25,088)	(3,653)
Store depreciation and amortization	(25,888)	(32,974)	(4,801)
Franchise and royalty expenses - company owned and operated stores	(6,355)	(9,823)	(1,430)
Fully-burdened gross loss - company owned and operated stores	(65,465)	(35,912)	(5,229)
Store depreciation and amortization	25,888	32,974	4,801
Store pre-opening expenses	14,566	8,940	1,302
Adjusted Store EBITDA	(25,011)	6,002	873
Adjusted Store EBITDA Margin	-11.9%	1.9%	1.9%

B. Adjusted general and administrative expenses

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
General and administrative expenses	(50,507)	(70,620)	(10,286)
Adjusted for:
Share-based compensation expenses	-	3,161	460
Adjusted General and administrative expenses	(50,507)	(67,459)	(9,826)

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Operating loss	(134,912)	(130,417)	(18,992)
Adjusted for:
Store pre-opening expenses	14,566	8,940	1,302
Depreciation and amortization	29,566	38,357	5,585
Share-based compensation expenses	-	3,161	460
Impairment losses of long-lived assets	1,892	4,418	643
Loss on disposal of property and equipment	5,403	896	130
Adjusted Corporate EBITDA	(83,485)	(74,645)	(10,872)
Adjusted Corporate EBITDA Margin	-37.2%	-22.2%	-22.2%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net loss	(151,262)	(174,451)	(25,402)
Adjusted for:
Store pre-opening expenses	14,566	8,940	1,302
Share-based compensation expenses	-	3,161	460
Impairment losses of long-lived assets	1,892	4,418	643
Loss on disposal of property and equipment	5,403	896	130
Changes in fair value of convertible notes	12,684	14,272	2,078
Changes in fair value of warrant liabilities	-	58,184	8,472
Changes in fair value of ESA derivative liabilities	-	(32,523)	(4,736)
Adjusted Net loss	(116,717)	(117,103)	(17,053)
Adjusted Net loss Margin	-52.0%	-34.8%	-34.8%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended March 31,
	2022	2023
	RMB	RMB	US$
Net Loss attributable to shareholders of the Company	(150,616)	(174,884)	(25,465)
Adjusted for:
Store pre-opening expenses	14,566	8,940	1,302
Share-based compensation expenses	-	3,161	460
Impairment losses of long-lived assets	1,892	4,418	643
Loss on disposal of property and equipment	5,403	896	130
Changes in fair value of convertible notes	12,684	14,272	2,078
Changes in fair value of warrant liabilities	-	58,184	8,472
Changes in fair value of ESA derivative liabilities	-	(32,523)	(4,736)
Adjusted Net loss attributable to shareholders of the Company	(116,071)	(117,536)	(17,116)
Weighted average shares outstanding used in calculating basic and diluted loss per share	124,193,928	139,612,628	139,612,628
Adjusted basic and diluted net loss per Ordinary Share	(0.93)	(0.84)	(0.12)